UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41634

HUB Cyber Security Ltd.
(Exact Name of Registrant as Specified in Its Charter)

30 Hacharoshet Street

Or Yehuda, Israel
+972-3-918-6066
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40.

Form 20-F ☒              Form 40-F ☐

CONTENTS

On May 21, 2026, HUB Cyber Security Ltd (the “Company”) issued a press release titled “HUB Receives Expected Notification of Deficiency from Nasdaq Related to Delayed Filing of Annual Report on Form 20-F for Fiscal Year 2025.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release entitled “HUB Receives Expected Notification of Deficiency from Nasdaq Related to Delayed Filing of Annual Report on Form 20-F for Fiscal Year 2025”, dated May 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: May 21, 2026	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller
Chief Financial Officer

3